UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-39859

Kuke Music Holding Limited

25-1, Beijing Music Industrial Park,

Heizhuanghu Road, Chaoyang District,

Beijing, 100020

People’s Republic of China

+86-010-6561 0392
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Kuke Music Holding Limited Announces Results of Extraordinary General Meeting and Class Meeting

We, Kuke Music Holding Limited, hereby announce that our extraordinary general meeting of shareholders and the class meeting of holders of Class B ordinary shares with a par value of US$0.001 each (the “Class B Ordinary Shares”) were held in Beijing, China on September 12, 2025, and each of the following proposed resolutions submitted for shareholder approval has been duly adopted at the respective meeting.

Class Meeting of Holders of Class B Ordinary Shares:

1.	as a special resolution, THAT the voting rights of the Class B Ordinary Shares be amended from each Class B Ordinary Share being entitled to fifty (50) votes on all matters subject to a vote at general meetings of the Company to each Class B Ordinary Share being entitled to one thousand (1,000) votes on all matters subject to a vote at general meetings of the Company or approval by written resolutions of shareholders of the Company (where permitted).

Extraordinary General Meeting:

1.	as a special resolution (which shall also include the affirmative votes of holders of at least a majority of the Class A Ordinary Shares of par value US$0.001 each (the “Class A Ordinary Shares”), being entitled so to do, voted in person, by proxy or in the case of any such holder being a corporation, by its duly authorized representative(s)) and subject to the passing of the special resolution at the class meeting of holders of Class B Ordinary Shares for approving the amendment to the voting rights of the Class B Ordinary Shares from fifty (50) per Class B Ordinary Shares to one thousand (1,000) per Class B Ordinary Share, THAT the third amended and restated articles of association of the Company (the “Articles”) be amended with effect after the close of the EGM (the “Voting Rights Amendment”) so that immediately following the Voting Rights Amendment, Class B Ordinary Share shall be entitled to one thousand (1,000) votes (instead of the existing fifty (50) votes) for each Class B Ordinary Share on all matters subject to the vote at general meetings of the Company or approval by written resolutions of shareholders of the Company (where permitted), and each Class A Ordinary Share will continue to carry one (1) vote per Class A Ordinary Share on all matters subject to the vote at general meetings of the Company or approval by written resolutions of shareholders of the Company (where permitted);

2.	as an ordinary resolution, THAT Yu Chen be removed from office as a director of the Company pursuant to Article 85(6) of the Articles with immediate effect;

3.	as a special resolution, THAT the Articles be amended with effect immediately after the close of the EGM, to permit ordinary and special resolutions of shareholders of the Company to be passed by written shareholder resolutions signed by such majority or all shareholders as permitted under Cayman Islands law (the “Written Resolutions Amendment”); and

4.	as a special resolution, THAT subject to approvals of Proposals 1 and 3, the proposed fourth amended and restated articles of association of the Company, which consolidates all amendments to the Articles described in Proposals 1 and 3 (the “New Articles”), be adopted in their entirety and in substitution for and to the exclusion of the existing third amended and restated articles of association of the Company with effect immediately after the close of the EGM.

A copy of our fourth amended and restated articles of association is attached hereto as Exhibit 3.1.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Fourth Amended and Restated Memorandum of Association and Articles of Association

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kuke Music Holding Limited

By:	/s/ Li Li
Name:	Li Li
Title:	Chief Financial Officer

Date:	September 16, 2025

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